United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of
November 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) (Check One)
Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)) (Check One)
Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)) (Check One)
Yes ☐      No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) (Check One)
Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release

Signature Page

US GAAP
BOVESPA: VALE3, VALE5
NYSE: RIO, RIOPR
LATIBEX: XVALO, XVALP
www.cvrd.com.br
rio@cvrd.com.br
Department of
Investor Relations
Roberto Castello Branco
Alessandra Gadelha
Daniela Tinoco
Marcelo Silva Braga
Theo Penedo
Virgínia Monteiro
Phone: (5521) 3814-4540
ON THE RISE
Performance of CVRD in the third quarter of 2006
Rio de Janeiro, November 8, 2006 – Companhia Vale do Rio Doce (CVRD) showed in the third quarter of 2006 (3Q06) the best performance in its history, posting new operational and financial records. The sequence of records in the last years consolidates the high quality of the Company’s performance and its leading position in the global mining industry.
The Company focuses on value generation, managing growth based on the execution of its long term strategy and rigorous discipline in the allocation of capital and control of costs. The acquisition of Inco, a new platform for profitable growth and risk diversification, demonstrates our confidence in the future and in our ability to create shareholder value.
The main highlights of our performance in 3Q06 were:
▪	Sales volume records in iron ore and pellets (73.4 million tons) and potash (291 thousand tons).
▪	Gross revenue of US$5.1 billion, a new record, 17.5% above the last record mark of US$4.3 billion in 2Q06. Revenue between January and September 2006 was US$12.9 billion, a 33.2% increase over the same period last year.
▪	Operational profit as measured by adjusted EBIT(a) (earnings before interest and taxes) reached an all-time high of US$2.2 billion, a 60% increase on 3Q05 and an accumulated US$5.5 billion for the first nine months of this year.
▪	Adjusted EBIT margin of 46.3% as against 40.8% in 3Q05.
▪	Cash flow as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) was a record US$2.7 billion, nearly US$1 billion higher than 3Q05. In the first nine months of 2006 adjusted EBITDA reached US$6.5 billion.
▪	Record net earnings, of US$1.9 billion, US$0.79 per share, 44.6% more than in 3Q05. In the first nine months of 2006 net earnings totaled US$5.0 billion, US$2.04 per share.
▪	The Brucutu project, a world-class asset with nominal iron ore production capacity of 30 Mtpy, started operating in 3Q06.
▪	Simultaneously, the expansion of Carajás iron ore capacity to 85 Mtpy came on stream.
▪	The Company invested US$1.1 billion in 3Q06, totaling US$3.0 billion in the first nine months of 2006.
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Caemi, Alunorte, Albras, Valesul (as from this quarter, without adjustment in prior periods), RDM, RDME, RDMN, Urucum Mineração, Docenave, Ferrovia Centro-Atlântica (FCA), CVRD International, CVRD Overseas and Rio Doce International Finance.
3Q06

US GAAP
▪	Dividend to shareholders of US$ 0.27 per share was paid on October 31, totaling US$ 650 million. In 2006, dividend distribution to our shareholders reached US$ 1.3 billion.
SELECTED FINANCIAL INDICATORS

					US$ million
	3Q05	2Q06	3Q06	9M05	9M06
Gross revenues	3,610	4,313	5,066	9,659	12,869
Adjusted EBIT	1,405	1,873	2,248	3,971	5,457
Adjusted EBIT margin (%)	40.8	45.2	46.3	43.2	44.2
Adjusted EBITDA	1,734	2,176	2,722	4,760	6,527
Net earnings	1,317	1,880	1,904	3,645	4,955
Earnings per share (US$)	0.57	0.77	0.79	1.58	2.04
Annualized ROE (%)	46.0	43.5	47.6	52.0	41.5
Total debt/ adjusted LTM EBITDA (x)	0.68	0.80	0.71	0.68	0.71
Capex *	917	818	1,060	2,309	3,004

*	including acquisitions
  THE ACQUISITION OF INCO
CVRD bought until November 6, 2006, 86.57% of Inco common shares, on a fully diluted basis.
In accordance with its stated purpose of acquiring 100% of the issued and outstanding shares of Inco, CVRD will seek to have Inco to call immediately a special meeting of shareholders of Inco to consider an amalgamation or other transaction for the purpose of enabling CVRD to acquire all of the remaining shares of Inco.
The acquisition of Inco contributes to the strengthening of our position in the metals and mining industry, as one of global leaders in iron ore, pellets, nickel, bauxite, alumina, manganese and ferroalloys, and an excellent portfolio of world-class projects.
The transaction is consistent with our long-term corporate strategy and business strategy for the non-ferrous metal business. It represents a new step towards developing, operating and maximizing the performance of large-scale assets, with long useful life and low costs. It widens our options to continue increasing the production capacity necessary for meeting the demand for minerals and metals in the long term in high growth markets.
Inco’s century-old experience of nickel mining and deep knowledge of nickel metallurgical technology combined with CVRD’s global leadership in mining and powerful cash flow provide a unique opportunity to create shareholder value.
The acquisition gives CVRD better diversification in terms of products, markets and geographic location of assets, helping to mitigate business and financial risks and, over time, contributing to increased value generation. Inco has assets in Canada, Indonesia, New Caledonia, the United Kingdom, Japan, Korea and Taiwan. It produces copper, cobalt and platinum group metals as by-products of its nickel operations.
Roger Agnelli, CVRD CEO, stated “This is an exciting opportunity for CVRD. The operations of the two companies are complementary and the combination will enhance our capabilities to benefit from the fast changing global landscape in the metals and mining industry”.
3Q06

US GAAP
The disbursement with the acquisition of all Inco shares is estimated to be US$ 17.6 billion. CVRD is using US$ 2.0 billion of its own cash holdings, and is financing the rest with a bridge loan arranged with a syndicate of 37 banks from North America, Brazil, Europe, Asia and Australia. The tenor of the loan is two years, at a cost of Libor plus 40 base points in the first year, and Libor plus 60 base points in the second year.
Thus, CVRD is borrowing less than half of the US$ 34 billion originally offered by the syndicate to finance this acquisition.
Market confidence in the Company’s financial strength is evidenced by the offer of funds in excess to its financial requirements and by the maintenance of its investment grade rating from the world’s four largest rating agencies. CVRD’s rating with Dominion Bond Rating Services remained at BBB (high), one notch down from A, with Moody’s at Baa3, and with Fitch Ratings BBB-. Although Standard & Poor’s dropped by one level from BBB+ to BBB, it is still above the lowest investment grade on its scale of BBB-.
The Company hopes to conclude transactions shortly for the take-out of the bridge loan, in order to preserve the average life of its debt at the pre-acquisition level, longer than seven years. Our goals involve the maintenance of a low risk debt profile and the minimization of the weighted average cost of capital to consolidate our solid reputation on world financial markets.
On October 26 CVRD formalized with the Brazilian Comissão de Valores Mobiliários (CVM) a request to record the issue of non-convertible debentures on the Brazilian capital market to the value of R$ 5 billion, for the purpose of raising funds for the amortization of the bridge loan.
Integration of the two companies has already begun. Its transition is being overseen by a steering committee. Inco’s Board of Directors has presented its resignation, and new members, among them CVRD executive directors, have been appointed. Roger Agnelli, CEO of CVRD, will be Chairman of the Board of Directors of CVRD Inco. At the same time Mark Cutifani has been appointed the new Chief Operating Officer for CVRD Inco.
Measures are being taken to delist Inco from the New York Stock Exchange (NYSE).
As a subsidiary of CVRD, CVRD Inco’s financial statements will be consolidated into the US GAAP results from the fourth quarter of 2006.
For illustration purposes, we present some highlights of combined financial statements for CVRD and Inco for January to September 2006. It is important to mention that the numbers in the following table do not comprehend any retroactive effect of the allocation of the acquisition price of Inco as if had occurred at the beginning of the nine-month period ended at September 30, 2006.
SELECTED FINANCIAL INDICATORS CVRD/INCO COMBINED
Nine-month period ended at September 30, 2006

			US$ million
	CVRD	Inco	Combined
Gross revenues	12,869	5,345	18,214
Adjusted EBIT	5,457	2,045	7,502
Adjusted EBIT margin (%)	44.2	38.3	42.4
Adjusted EBITDA	6,527	2,153	8,680
Net earnings	4,955	1,213	6,168
Total debt	5,870	1,872	7,742
3Q06

US GAAP
  BUSINESS OUTLOOK
Global economic scenario
After growth at more than 5% in the first half of 2006, the global economy is now expanding at a more moderate rate, though still above its long-term trend. Growth is more balanced between the various regions, given the deceleration of the US economy. The pace of economic activity is stronger than expected in the United Kingdom and the Euroland, Japan is still growing above its potential capacity and the emerging market economies, like India and China, continue to expand at a high rate.
The strength of the global economy is supported by productivity growth, especially in America and Asia, and favorable conditions in financial markets, characterized by good liquidity, long-term interest rates still historically low in nominal and real terms, and reduced volatility in equity prices and credit spreads.
In the second half of this year, following fears of a cycle change which arose in the second quarter, there has been a reduction in long-term interest rates, including the emerging economies’ debt spreads, a rise in equity prices and a fall in oil prices of approximately 20%. Financial markets seem to be anticipating an end to the monetary policy tightening cycle by the US Federal Reserve Bank. This expectation has been supported by the performance of the US economy in the last two quarters and the fact that the core inflation is converging to the monetary authorities’ so-called “comfort zone” of 1 to 2%.
The JP Morgan Global manufacturing PMI for October supports our view of a more moderate growth of industrial production but still very robust.
The US economy grew a mere 1.6% in the first quarter of 2006 – the lowest rate recorded since the first quarter of 2003. The main determining factor in this performance was the negative contribution of investment in residential construction. This has been taking place since the last quarter of 2003, but it was a more significant drag on GDP growth in 3Q06.
However, there are no signs of a spillover to other sectors of the US economy, such as negative effects on personal income, conditions of credit supply or business expenditure, which could indicate an incoming extended slowdown. In 3Q06, consumer spending and corporate investment in structures, equipment and software continued to show a strong increase. There was also no contraction of credit supply and interest rates on 30-year mortgages fell by about 50 base points.
This scenario suggests that the slowdown in the US housing market could constitute a sectoral problem rather than a macroeconomic problem. Therefore, we are most likely seeing a pause in US economic growth, with expansion of demand strengthening at the end of this year, as is indicated by the improvement in consumer confidence, influenced by the fall in gasoline prices and increase in stock prices, and the resumption of new homes sales growth.
Another risk for the performance of the world economy is the severe disequilibrium in the balance of payments originating in the US economy. In a globalized world where capital flows move freely between countries, this on its own does not constitute a problem. In this context, the liquidity of the US financial markets along with the speed of technological innovation and development of new risk management products have been able to attract considerable investment flows
3Q06

US GAAP
from other countries, which has enabled the financing of the current account deficit.
The Canadian economy continues to expand at an annual rate of about 3%, benefiting from a healthy fiscal policy — with a public budget surplus and a commitment to reducing taxes — inflation under control and an expansion in world demand for commodities.
The Japanese economy is growing by 2.5% a year, and should settle to a more moderate rate in 2007, which will be more sustainable in the long term. The reforms of the past few years have allowed for the recovery of productivity growth, which compensates for the decline in the labor force. It is estimated that potential GDP expansion is at present about 2%, which, in spite of being around half of what it was at the beginning of the 80’s, is well above that of the recent past.
The Euro zone economic growth rate is at its highest level in six years, fed by an increase in corporate investment. A slight reduction in this rate is forecast for 2007, due to plans for tax increases in Germany.
In spite of China’s attempts to contain it, its GDP growth rate was 11.3% in 2Q06 and 10.4% in 3Q06, and continues to greatly influence global demand for minerals and metals. Given the adoption of a quasi-fixed exchange rate regime – implying in practice that there is no monetary policy in a country whose dramatic increase in international reserves has been the main source of liquidity increase– and a concern for large scale job creation, the action taken by the Chinese economic authorities to cool down growth has been very limited. On the other hand, the magnitude of rural-urban migration, the relatively high growth in productivity and the absence of deflation suggest that there are no pressures making it recommendable to decelerate Chinese economic expansion in the short term.
Thus, we continue to maintain our optimistic view of the dynamism of China’s economy for 2007. Emerging economies should continue to grow at more than 7% on average, particularly India, Russia, South-East Asia and Eastern Europe.
In Brazil, the strength of external accounts, with the fourth consecutive year of current account surplus and consistent decline in inflation rates, contrast with the slow growth of real GDP. In the absence of reforms to stimulate a stronger private sector investment and productivity gains it seems likely that economic growth will be restricted.
Minerals and metals markets
Global steel production continues to grow at a fast rate – 9.3% more in the first nine months of this year compared with the same period in 2005. In China there was an increase of 19.1%, reaching 308 million tons of crude steel, and in the rest of the world 4.8%. In spite of the vigorous expansion of production and net exports of 20 million tons of steel by China, prices have remained at levels similar to those of the last quarter of 2004, and therefore greater than end of 2005 and beginning of 2006 levels, reflecting the strength of the global demand.
The persistently high level of investments in China – fixed asset investment grew 23.6% in September – allows us to anticipate increases in steel consumption being maintained in the next few quarters.
Chinese imports of iron ore totaled 247.1 million tons up to the end of September – a 24.2% increase on the same period last year. Thus the amount of iron ore imported by China in the first nine months of 2006 is already 19% higher than the total imported in the full year of 2004.
3Q06

US GAAP
Chinese production of ROM (run-of-the mine) iron ore has been growing since 2002 after nearly ten years of stagnation. However, this expansion has been sustained by exploitation of small mines and accompanied by the decline in the quantity of iron ore retrieved per ton of ROM. The deterioration in quality of Chinese iron ore, which was already considered unsatisfactory, and the tendency to consolidate the steel industry round modern and efficient players are factors which raise the level of participation of imported iron ore in the Chinese market.
Shipments of CVRD iron ore to China are increasing by about 40% this year. New long-term contracts are being signed, and old contracts extended, with Chinese customers, and this will give continuity to the expansion of our sales.
The prices of seaborne freight to China have fallen somewhat in the last few weeks, at the same time that, after the October holidays, the price of Chinese and Indian iron ore went up on the spot market. As a result CVRD iron ore in China was about 10% cheaper than prices on the Chinese spot market. The fact that a better quality product, with stability in the degree of quality and greater reliability in deliveries does not command a reasonable premium in relation to the others is a clear indication that excess global demand continues.
Prices of alumina on the spot market stabilized after a substantial fall brought about by the 55% increase in Chinese production and plans for significant growth in the next few years. Growth in Chinese alumina production is supported by a sharp increase in bauxite imports, which could lead to on upward pressure on the price of this raw material in the short term.
Since 2004 the cost curve for the alumina industry has shifted upwards and today the marginal refineries are more vulnerable to the current level of prices. One refinery has already shut down and more are expected to follow as a natural result of the supply reaction to the new price levels. CVRD is producing 4.4 Mtpy of alumina and continues to invest in the construction of stages 6 and 7 of the Barcarena refinery, given its highly competitive capex and operational costs.
The behavior of the copper market is being characterized by shortages of concentrates and refined metal. At the same time, in a situation very similar to that of the nickel market, where there are no shock absorbers. Inventories are very small, producers already operate at full capacity and there is no provision for significant increase in capacity in the short term. This generates an upward bias in prices, which tend to soar in the face of interruptions to production caused by labor strikes, operational or climate problems.
In the nickel market price rises were accompanied by the expansion of backwardation1. Global demand for nickel is growing at 8.5% a year, the main driver being the fast expansion of stainless steel production. In the short term it has been not only China, but also Europe, where growth in industrial production has exceeded expectations, driving the increase in demand for nickel in 2006.
In spite of higher nickel prices, the austenitic ratio2 has remained at an average of 75% for the last three years, reflecting the low price elasticity of the demand for the metal in the stainless steel industry due to technological limitations.
China is expected to remain as the main driver of global demand growth, considering its low level of nickel per capita consumption and the strong capacity increase of its stainless steel industry. At the same time, there has been an

[1]	When a near-month contract is trading at a premium to more distant contracts, a commodity futures curve is said to be in backwardation.

[2]	Percentage of primary nickel in stainless steel production.
3Q06

US GAAP
increased demand for nickel in other applications, for example, the aerospace industry, rechargeable batteries, turbines for power generation and in oil and gas transportation.
Due to the substantial rise in investment costs and the technological challenges that have to be overcome in the lateritic nickel projects, the response of supply to price increases will remain fairly limited over the next few years.
Prospects for growth in the global economy and for the specific fundamentals of the mineral and metal markets are components of a fairly positive scenario for CVRD business in 2007.
  REVENUE REACHES A NEW RECORD: US$ 5.1 BILLION
Gross revenue set a new quarterly record in 3Q06, US$ 5.066 billion, outstripping the previous high by US$ 753 million — US$ 4.3 billion, recorded in 2Q06. Revenue grew by 40.3% in relation to 3Q05.
In the first nine months of this year, revenue amounted to US$ 12.869 billion, vs. US$ 9.659 billion during the same period of 2005. Total revenue for the 12-month period ending September 30, 2006 was equal to US$ 16.615 billion, a new historic record.
Increases in prices of products sold by CVRD were responsible for US$ 807 million (55.4%) of the growth in revenue of US$ 1.456 billion in 3Q06 as compared to 3Q05, when increased sales volumes contributed US$ 649 million. Increased shipments of iron ore were responsible for revenue growth of US$ 322 million, while greater volumes of alumina sold generated an additional US$ 106 million.
Considering that the negotiations of iron ore and pellet prices for 2006 extended until end 2Q06, revenues of US$ 217 million resulting from the incidence of the new prices on shipments made before 3Q06 were booked in this quarter. Of this amount US$ 221 million relate to the accrual of the retroactive effect of the new iron ore prices and minus US$ 4 million to the reduction in the price of pellets. Eliminating the retroactive effects, the impact on revenue of the price increases in 3Q06 would be an additional US$ 586 million over 3Q05.
The ferrous minerals division was responsible for 71.6% of gross revenue, the aluminum chain – bauxite, alumina and primary aluminum – for 12.6%, non-ferrous minerals for 7.7% and logistics services for 7.6%.
Asia became the main destination for our sales, accounting for 34.9% of total revenues, vs. 33.8% coming from the Americas and 26.6% from Europe.
China is a very important market for CVRD products and the driving force behind global demand for minerals and metals: it represented 19.0% of total revenues in 3Q06, as compared with 15.7% in 3Q05.
3Q06

US GAAP
GROSS REVENUE BY REGION

						US$ million
	3Q05%		2Q06%		3Q06%
Americas	1,294	35.8	1,404	32.6	1,710	33.8
Brazil	1,006	27.9	1,018	23.5	1,201	23.7
USA	85	2.4	99	2.3	142	2.8
Others	203	5.6	287	6.7	367	7.2
Asia	1,093	30.3	1,384	32.1	1,766	34.9
China	568	15.7	814	18.9	964	19.0
Japan	342	9.5	388	9.0	495	9.8
Others	183	5.1	182	4.2	307	6.1
Europe	1,015	28.1	1,183	27.4	1,347	26.6
Rest of the World	208	5.8	342	7.9	243	4.8
Total	3,610	100.0	4,313	100.0	5,066	100.0
  COSTS AND OPERATING EXPENSES
We continue to develop intense efforts to reduce costs. Several initiatives are being executed, involving the review of contracts for outsourced services, the exploitation of synergies, the search for efficiency gains and personnel cost reduction.
The analysis of contracts shows that sometimes is it less expensive to have in-house services instead of outsourcing services. On the one hand it generates higher costs due to the need to increase headcount, but on the other hand it generates cost cuts on outsourced service item that are expected to more than offset the higher personnel costs.
In order to optimize existing synergies and generate more cost reductions and efficiency gains, the administration of the Southern System was split into two parts: Southeast and South. The Southeast System is made up of Itabira, Mariana and Centrais mines, the Vitória a Minas railroad and the port of Tubarão, while the new Southern System includes the MBR and Oeste mines and the maritime terminals of Guaíba Island and Itaguaí. The output of the Southern System is transported by MRS Logística, a CVRD affiliate.
On the operational area, we are focusing the increase average mine output and to shutdown higher cost mines, which production can be offset by increased output of low cost mines. Simultaneously, we seek to cut cost through the reduction of management layers, merger and elimination of support areas and a higher integration of activities between operational units.
The outcome of these initiatives tends to become more visible over the medium term not only due to the complexity of their implementation but also due to the short term impact on our costs of higher input prices, like services, fuels, power, tires and metals intensive spare parts.
The cost of goods sold (COGS) amounted to US$ 2.181 billion in 3Q06, an increase of US$ 536 million (32.6%), over 3Q05, and US$ 297 million (15.8%), over 2Q06.
The cost increase between 3Q06 and 3Q05 is explained by the greater volumes of production and sales (45.7%), by the increase in prices of inputs and services (30.2%), and by the 7.9% appreciation in the BRL/USD exchange rate (24.1%). The consolidation of Valesul in 3Q06 added US$ 42 million to COGS.
3Q06

US GAAP
The main item responsible for the increase in COGS in relation to 3Q05 was the cost of outsourced services, which was US$ 536 million in 3Q06, adding an extra US$ 159 million (29.7%) to the COGS for this quarter.
This cost increase was caused by the expansion in production and sales, and higher expenses for waste removal (US$ 22 million), rentals (US$ 17 million) and maintenance (US$ 15 million), as well as the impact of the US$ 17 million due to the appreciation of the Brazilian real against the US dollar.
In 3Q06, costs for the transportation of our products reached US$ 216 million, expenses with removal of waste and ores US$ 136 million, and equipment and installations maintenance services came to US$ 76 million against respectively US$ 213 million, US$ 114 million and US$ 61 million in 3Q05.
Expenses with energy – 18.9% of COGS – totaled US$ 412 million in 3Q06, increasing US$ 139 million relatively to 3Q05, out of which US$ 62 million was due to price hikes in Brazilian reais, US$ 43 million due to increased energy consumption and US$ 34 million due to the appreciation of the BRL against the US dollar. The Valesul consolidation accounted for US$ 18 million.
The increase in energy consumption was also influenced by the re-start of the São Luis pellet plant, since the start-up of the furnace requires increased power and fuel.
In the Fábrica pellet plant in the Southern System, the gradual substitution of natural gas consumption for fuel oil is expected to bring about cost savings of approximately US$ 10 million per year.
Material costs, at 17.2% of COGS, amounted to US$ 375 million, US$ 65 million more than in 3Q05 and thus represents 12.1% of total COGS increase. The main sources of material costs in 3Q06 were: equipment parts and components (US$ 160 million), inputs (US$ 58 million), tires (US$ 15 million), and conveyor belts (US$ 11 million).
The cost of acquisition of iron ore and pellets totaled US$ 192 million in the quarter, which meant a reduction of US$ 24 million compared with 3Q05, reflecting lower purchase volumes.
In the quarter CVRD purchased 4.323 million tons of iron ore from small mining companies, as against 4.613 million in 3Q05 and 3.689 million in 2Q06. It also acquired for resale to clients 2.376 million tons of pellets from the JV’s at Tubarão (Nibrasco, Itabrasco, Kobrasco and Hispanobras) vs. 2.517 million in 3Q05 and 2.227 million in 2Q06.
The cost of acquisition of other products, at US$ 138 million, was 66.3% higher than in 3Q05, but only 16.9% higher than in 2Q06. This reflects the larger purchases of the Trombetas bauxite to feed the increased production of the Barcarena alumina refinery, which totaled US$ 113 million in 3Q06, as against US$ 77 million in 3Q05. With the start-up of Paragominas in 1Q07, purchases of bauxite from Trombetas will return to their normal level, corresponding to CVRD’s take in MRN. This will help to reduce alumina production costs.
Manganese ore purchases amounted to US$ 23 million this quarter, vs. US$ 8 million in the same period last year. The Company is buying part of its manganese ore needs from other mining companies in order to reduce costs and to increase productivity in ferroalloy production.
Personnel expenses reached US$ 205 million, causing an increase of US$ 66 million compared to 3Q05, of which US$ 24 million went to an extraordinary
3Q06

US GAAP
bonus for employees, while US$ 11 million was due to a stronger Brazilian real and US$ 31 million due to increased headcount.
The expansion of CVRD activities, with various new projects coming on line, offices opening and operations starting up in different countries has demanded an increase in the labor force. Specifically this quarter the Valesul consolidation meant a cost increase related to 612 employees.
Reflecting the quality of our labor relations, the wage negotiation cycle has been extended from 12 to 15 months. In July, instead of an agreement valid until June 2007, CVRD closed a deal with its employees whereby the next wage negotiation will take place in November 2007. Simultaneously an extraordinary bonus was paid in August and a 3% wage increase effective from January 2007 onwards has been agreed.
Demurrage expenses – charges for delays in loading ships in CVRD’s ports – reached US$ 17 million, vs. US$ 18 million in 3Q05, in spite of increased shipping volumes. As one of our initiatives to cut cost, efforts have been made to reduce demurrage costs, which have decreased from US$ 0.45 per ton of iron ore shipped in 2004 to US$ 0.26 per ton in the first nine months of 2006.
Due to the raise in the value of CVRD’s asset base and the stronger real against the US dollar, depreciation and amortization costs were US$ 208 million, US$ 58 million more than in 3Q05. This item represented 10.8% of the COGS increase.
Sales, general and administrative expenses (SG&A), at US$ 167 million, maintained approximate parity with 3Q05, at US$ 160 million.
R&D investments, accounted as current costs, totaled US$ 134 million in 3Q06, against US$ 104 million in 3Q05 and US$ 101 million in 2Q06. In the first nine months of the year expenses with R&D reached US$ 306 million compared to US$ 192 million in the same period last year.
COST OF GOODS SOLD

						US$ million
	3Q05%		2Q06%		3Q06%
Outsourced services	377	22.9	456	24.2	536	24.6
Material	310	18.8	345	18.3	375	17.2
Energy	273	16.6	330	17.5	412	18.9
Fuels	164	10.0	197	10.5	232	10.6
Electric energy	109	6.6	133	7.1	180	8.3
Acquisition of products	299	18.2	295	15.7	330	15.1
iron ore and pellets	216	13.1	177	9.4	192	8.8
Bauxite and other products	83	5.0	118	6.3	138	6.3
Personnel	139	8.4	159	8.4	205	9.4
Depreciation	161	9.8	183	9.7	208	9.5
Others	86	5.2	116	6.2	115	5.3
Total	1,645	100.0	1,884	100.0	2,181	100.0
  NEW RECORD OPERATIONAL PERFORMANCE
Operational profit, as measured by adjusted EBIT, reached a new record of US$ 2.248 billion in 3Q06, an increase of 60.0% over 3Q05 and 20.0% over the US$ 1.873 billion of 2Q06, the previous record.
3Q06

US GAAP
The increase of US$ 843 million for adjusted EBIT in relation to 3Q05 is mainly due to the positive difference of US$ 1.407 billion in net revenue, partially offset by increases of US$ 536 million in COGS and US$ 30 million in R&D expenditure.
In the first nine months of 2006, adjusted EBIT came to US$ 5.457 billion; this is already greater than the US$ 5.432 billion for the whole of 2005.
Adjusted EBIT margin was 46.3%, 540 base-points higher than the adjusted EBIT margin of 40.8% recorded in 3Q05. Average operational margin over the last 18 quarters – from 2Q02 to 3Q06, has been 38.1%, and since 2Q05 has been equal to or higher than 40.0%.
  RECORD NET EARNINGS: US$ 1.9 BILLION
CVRD posted record net earnings of US$ 1.904 billion in 3Q06, a growth of 44.6% relative to 3Q05 and 1.4% over the 2Q06 earnings, the previous record.
In the first nine months of 2006, the Company’s earnings reached US$ 4.955 billion, already overtaking the amount obtained for the whole of 2005 (US$ 4.841 billion), an increase of 35.9% in relation to 9M05 (US$ 3.645 billion).
The increase in operational profit of US$ 843 million contributed to earnings growth vis-à-vis 3Q05, although this was partially offset by the reduction in gain with the sale of joint ventures. In 3Q05, this item generated US$ 126 million, relative to the divestiture of QCM. In 3Q06, however, the gain from this type of transaction was US$ 16 million, originating in the sale of some of the Gerdau shares held in treasury.
In 3Q06, the Company’s net financial expenses amounted to US$ 75 million, US$ 58 million less than in 3Q05.
Financial revenues came to US$ 59 million as against US$ 36 million posted in 3Q05, as a result of higher interest rates and a higher average cash balance.
Financial expenses in 3Q06 were US$ 172 million, vs. US$ 216 million in the same period in 2005. The position with derivatives was reverted, moving from a US$ 66 million loss in 3Q05 to a US$ 75 million gain in 3Q06, thus making a US$ 141 million contribution to the reduction of financial expenses. This positive effect was partially offset by an expense of US$ 86 million with the acquisition of call options on Canadian dollars.
Interest expenses were US$ 69 million, practically the same as in 3Q05 at US$ 67 million, since the decrease in the average cost of debt offset part of the increase in gross debt, from US$ 3.942 billion as of September 30, 2005 to US$ 5.870 billion at the end of this quarter.
Monetary variation, partly offset by the small depreciation in the BRL/USD exchange rate, produced a positive accounting effect of US$ 38 million over 3Q06. This was US$ 125 million less than in 3Q05, when the positive effect of monetary variation was US$ 163 million.
Equity income contributed US$ 187 million to net earnings in 3Q06, US$ 7 million less than in 3Q05.
Investments in ferrous mineral producers were responsible for 35.8%, steel companies 32.1%, logistics 17.1%, aluminum 9.6% and coal 5.3%.
3Q06

US GAAP
Equity income from ferrous mineral affiliates generated US$ 67 million, a drop of US$ 60 million compared to 3Q05. The Samarco joint venture was the main contributor to CVRD profit, with US$ 57 million as against US$ 82 million in the same period of the previous year.
Equity income from the affiliated steel companies amounted to US$ 60 million in 3Q06 vs. US$ 35 million in 3Q05, thanks to the improvement of US$ 18 million in equity income from CSI and US$ 7 million from Usiminas.
MRS Logística improved from US$ 17 million in 3Q05 to US$ 32 million in 3Q06.
CVRD’s investment in Henan Longyu Energy Resources Ltd., a Chinese producer of anthracite, resulted in equity income of US$ 10 million.
EQUITY INCOME BY BUSINESS SEGMENT

			US$ million
	3Q05	2Q06	3Q06
Iron Ore and pellets	127	88	67
Aluminum, alumina and bauxite	15	22	18
Logistics	17	24	32
Steel	35	46	60
Coal	—	4	10
Total	194	184	187
  RECORD CASH FLOW: US$ 2.7 BILLION
In 3Q06, adjusted EBITDA reached an all-time high figure of US$ 2.722 billion, 25.1% more than the previous record of US$ 2.176 billion in the last quarter and 57.0% greater than in 3Q05.
In the twelve-month period to September 2006, adjusted EBITDA came to US$ 8.307 billion, 44.2% above 3Q05. 3Q06 is the 18th consecutive quarter of adjusted LTM EBITDA growth.
The US$ 988 million growth in cash flow in 3Q06 compared to the same quarter in the previous year resulted from an extra US$ 843 million in adjusted EBIT, US$ 84 million in dividends from non-consolidated companies and US$ 61 million in depreciation, amortization and exhaustion.
Dividends paid to CVRD in 3Q06 by non-consolidated companies — affiliates and joint ventures – totaled US$ 242 million, as compared with US$ 158 million received in 3Q05. The company which most contributed to this significant increase was Samarco, which paid CVRD US$ 175 million in the quarter. The Company also received dividends from CSI (US$ 37 million), MRN (US$ 18 million) and Usiminas (US$ 12 million).
By business-area, cash flow in 3Q06 breaks down as follows: ferrous minerals 79.6%, aluminum 9.8%, non-ferrous minerals 8.6%, logistics 5.2%, discounting expenses for R&D, which reached 3.2% of adjusted EBITDA.
3Q06

US GAAP
QUARTERLY ADJUSTED EBITDA

			US$ million
	3Q05	2Q06	3Q06
Net operating revenues	3,445	4,146	4,852
COGS	(1,645)	(1,884)	(2,181)
SG&A	(160)	(212)	(167)
Research and development	(104)	(101)	(134)
Other operational expenses	(131)	(76)	(122)
Adjusted EBIT	1,405	1,873	2,248
Depreciation, amortization & exhaustion	171	205	232
Dividends received	158	98	242
Adjusted EBITDA	1,734	2,176	2,722
  PRESERVING THE INVESTMENT-GRADE RATING
CVRD’s total debt as of September 30, 2006 was US$ 5.870 billion, against US$ 5.883 billion on June 30, 2006 and US$ 3.942 billion as of September 30, 2005. Net debt(c) as of the end of 3Q06 was US$ 2.979 billion, vs. US$ 3.989 billion at the end of 2Q06 and US$ 2.707 billion at the end of 3Q05.
The average tenor of the debt as of September 30, 2006 was 8.04 years. 50% of the total debt was indexed to floating rates and the other 50% contracted at fixed interest rates. At the same date, 95% of total debt was denominated in US dollars while the remaining 5% were indexed to the Brazilian real, the euro and the Japanese yen.
Total debt/adjusted EBITDA(d) diminished from 0.80x at June 30, 2006 to 0.71x at September 30, 2006. In the same period, interest coverage, measured as adjusted LTM EBITDA/interest paid(e), reduced from 23.76x to 21.63x, owing to higher semi-annual interest payment in this quarter, at US$ 384 million, compared to 2Q06, at US$ 308 million. Total debt/EV(f) continues at an extremely low level, namely 11%.
The investment with the acquisition of 100% of Inco is estimated at US$ 17.6 billion. As US$ 2.0 billion of our own cash holdings will be used, we are borrowing up to US$ 15.6 billion, out of a total of US$ 34 billion bridge loan offered by a bank syndicate.
The financing of this acquisition highlighted CVRD’s credibility in the financial markets, clearly seen in the magnitude of funds offered for the bridge loan, and in the maintenance of CVRD’s investment grade by the world’s main four rating agencies.
CVRD’s rating remained at BBB high with DBRS, Baa3 with Moody’s, BBB- with Fitch and dropped a level with Standard & Poor’s, from BBB+ to BBB; even so, this is still one notch above minimum investment grade.
This is extremely relevant, given the implications for our access to credit on a global scale and for the average weighted cost of capital.
In the short term, our priority is the structuring of a financial package to take out the bridge loan. The focus is to maintain the average debt maturity close to the pre-acquisition level, as well as a low-risk debt profile. In this way, the weighted
3Q06

US GAAP
average cost of capital for CVRD can be minimized in a manner consistent with its strategic objectives.
As part of the asset divestment program, all Gerdau shares (4,740,925) held in treasury were sold for US$ 67.5 million.
On the other hand, on November 6, CVRD agreed to sell 5,362,928 common shares of Usiminas for R$ 378.6 million. The closing of this transaction is scheduled to happen on November 13. CVRD will announce a public offer to sell 13,639,192 common shares of Usiminas.
CVRD will hold 6,608,608 common shares of Usiminas, which are tied to the new shareholders agreement of Usiminas, signed on November 6, 2006, and effective until 2021. Usiminas will promote a feasibility study for the construction of a steel slab plant in Brazil.
FINANCIAL EXPENSES

			US$ million
Financial expenses on:	3Q05	2Q06	3Q06
Debt with third parties	(69)	(68)	(68)
Debt with related parties	2	(2)	(1)
Total debt-related financial expenses	(67)	(70)	(69)

Gross interest on:	3Q05	2Q06	3Q06
Tax and labor contingencies	(27)	(26)	(29)
Tax on financial transactions (CPMF)	(15)	(18)	(18)
Derivatives	(64)	(54)	75
Others	—	—	(86)
Total gross interest	(106)	(98)	(58)

Total	(173)	(168)	(127)
DEBT INDICATORS

			US$ million
	3Q05	2Q06	3Q06
Total debt	3,942	5,883	5,870
Net debt	2,707	3,989	2,979
Total debt / adjusted LTM EBITDA (x)	0.68	0.80	0.71
Adjusted LTM EBITDA / LTM interest expenses (x)	21.03	23.76	21.63
Total debt / EV (%)	7.61	9.84	11.06
Enterprise Value = market capitalization + net debt
  PERFORMANCE OF THE BUSINESS SEGMENTS
Ferrous minerals – record shipments of iron ore, record EBITDA
Shipments of iron ore and pellets in 3Q06, amounting to 73.437 million tons, were 12.5% above those in 3Q05, reflecting an increase in iron ore production in almost all CVRD sites and the continuing strong demand for fines and lumps. This number is 5.7 million tons higher than the previous 4Q05 record.
In the first nine months of 2006 sales of iron ore and pellets reached 204.906 million tons, a growth of 9.3% vis-à-vis 9M05, when they reached 187.442 million tons.
3Q06

US GAAP
Sales of iron ore in 3Q06 amounted to 66.185 million tons, an increase of 12.4% in relation to 3Q05, which is also a new quarterly record, 3.667 million tons greater than the volume shipped in 2Q06.
With the resumption of activities at São Luis in the second half of July, pellet sales grew, reaching 7.252 million tons.
In 3Q06, in order to supplement its production, which hit a new high this quarter, 69.5 million tons, CVRD acquired 4.323 million tons of iron ore from mining companies located in the so-called Iron Quadrangle in the state of Minas Gerais, Brazil.
In the first nine months of this year, iron ore purchases from small mining companies totaled 11.675 million tons, a reduction of 10.9% on the volume acquired in the first nine months of 2005 (13.109 million tons), which contributed to the profitability of our operations.
19.956 million tons of iron ore were shipped to Chinese customers in 3Q06, a 39.5% increase over 3Q05, representing 27.2% of quarterly sales. Japan absorbed 7.588 million tons, 10.3% of total sales, Germany 5.633 million tons (7.7%), followed by France with 4.5%.
Sales to the Brazilian steel industry and pig-iron producers came to 9.392 million tons, 12.8% of 3Q06 shipments. Sales to the Tubarão pellet joint-ventures amounted to 5.747 million tons, 7.8% of the total. The iron ore sold to JV’s is mostly converted into pellets and sold on to clients in other countries.
If the effect of the retroactive price adjustment is eliminated, the average price realized for iron ore shipments in 3Q06 is US$ 40.61 per ton, 15.8% above 3Q05. In the case of pellets, the adjusted price comes to US$ 76.53 per ton, 4.2% less than 3Q05 and similar to the average adjusted price for 2Q06, US$ 76.21 per ton.
224 thousand tons of manganese ore were shipped in 3Q06, a reduction of 17.3% relative to 3Q05. In comparison with 2Q06, there was an increase of 26 thousand tons in volume sold.
Sales of ferroalloys totaled 131 thousand tons, equal to 3Q05, when there was a temporary stoppage at the Mo I Rana plant and a slower activity at the Dunkerque plant. Return to production at the Dunkerque and Mo I Rana plants was offset by a reduction in the speed of production in Brazil, with the temporary closure of furnaces in Simões Filho, in the state of Bahia, Brazil.
The average price of manganese ore sales in 3Q06 was US$ 75.89 per ton, an increase of 2.8% vis-à-vis 3Q05.
Prices of ferroalloys continue to recover from 4Q05 onward after a sharp drop taken place since mid-2004. The average realization price of US$ 916.03 per ton was 48.1% higher than the 3Q05 price, when it reached its lowest ever level since 2Q04. Compared with 2Q06, the increase was 13.7%.
Revenues from ferrous minerals in 3Q06 – iron ore, pellets, manganese ore and ferroalloys – was US$ 3.626 billion, 34.0% greater than 3Q05, when it reached US$ 2.706 billion. The breakdown is as follows: iron ore US$ 2.909 billion, pellets US$ 551 million, operational services for the Tubarão pelletizing plants US$ 19 million, manganese ore US$ 17 million and ferroalloys US$ 120 million.
Adjusted EBIT margin was 51.8%, an increase of 110 base-points over the 50.7% of 3Q05.
3Q06

US GAAP
Adjusted EBITDA amounted to US$ 2.168 billion in 3Q06, as against US$ 1.541 billion in 3Q05, breaking another quarterly record.
FERROUS MINERALS

	3Q05	2Q06	3Q06
Adjusted EBIT margin (%)	50.7	48.4	51.8
Adjusted EBITDA (US$ million)	1,541	1,588	2,168
Aluminum – the consolidation of Valesul
The consolidation of Valesul, an aluminum smelter in the state of Rio de Janeiro, Brazil, which became a wholly-owned subsidiary of CVRD in July this year, produced some accounting effects. Amongst these, special mention is made of the impact on numbers reported for alumina and primary aluminum sales.
In the case of alumina, the impact has been to reduce the recorded number of shipments. Accounting rules determine that any transaction involving companies whose financial statements are consolidated must be cancelled, as was already the case with sales from Alunorte to Albras.
However, in the case of sales of primary aluminum, the effect is just the opposite. Valesul sales were not consolidated into CVRD revenues and with the consolidation Valesul’s shipments are added to those of CVRD.
Shipments of alumina amounted to 829 thousand tons in 3Q06, 63.5% above 3Q05 (507 thousand tons), but less than shipments in 2Q06 (867 thousand tons).
The dramatic growth in the alumina production of China, the world’s largest importer, caused a sharp decline in spot market prices, 60% if comparing current levels to the peak prices reached March this year. CVRD has been able to take full advantage of the opportunities created by the high spot market prices: its sales in the first half of the year consumed almost its entire product availability for this type of transaction. For 2007 and 2008, our exposure to the spot market will be limited to 5% of our production, given the commitments to long-term contracts.
The average 3Q06 realization price of US$ 326.90 per ton increased 13.5% over 3Q05, but it was lower than the US$ 364.00 average price for 1H06. As mentioned, this is explained by the concentration of sales in the spot market in the first half of this year.
The volume of primary aluminum sold amounted to 141 thousand tons in 3Q06, with an average price of US$ 2,567.38 per ton, 42.3% greater than the US$ 1,803.57 per ton of 3Q05, largely related to the 40% rise in average prices on the London Metal Exchange for three month contracts for delivery of aluminum.
Revenue from sales of bauxite, alumina and aluminum in 3Q06 reached US$ 638 million, vs. US$ 358 million in 3Q05.
The adjusted EBIT margin for the aluminum business increased to 35.1%, vis-à-vis 25.3% in 3Q05. The reduction of the operational margin as compared with 2Q06, when it peaked at 47.4%, is due to two factors: (a) the drop in alumina prices ; and (b) the consolidation of Valesul, an operation which involves higher power and alumina supply costs.
Adjusted EBITDA came to US$ 266 million in 3Q06, as compared with US$ 111 million in 3Q05.
3Q06

US GAAP
ALUMINUM

	3Q05	2Q06	3Q06
Adjusted EBIT margin (%)	25.3	47.4	35.1
Adjusted EBITDA (US$ million)	111	339	266
Non-ferrous minerals: record revenue and EBITDA
The revenue from non-ferrous minerals – copper, kaolin and potash – was excellent in 3Q06, reaching the historic mark of US$ 388 million. As a result of the acquisition of Inco, CVRD will become one of the world’s leading players in the base metals market.
Sossego, CVRD’s first copper operation, completed its second year of production, operating at 95% of its processing plant capacity and finalizing the ramp-up process. The timing of the start-up of its operations, in June 2004, allowed the return on our investment in this project to be much greater than originally estimated in the feasibility studies.
Sossego’s production, taken from the start of operations in June 2004 up to September 2006, has totaled 900,441 tons of dry copper concentrate, with a copper content of approximately 30%. The one million ton mark will be hit in 4Q06. In recent months Sossego has been operating at an annualized output rate of more than 600,000 tons of copper concentrate.
Shipments of copper concentrates reached 120 thousand tons in 3Q06 – equivalent to 36 thousand tons of the metal – as opposed to 105 thousand tons in 2Q06 and 96 thousand in 3Q05, making this the largest volume of quarterly sales since the 139 thousand tons of 4Q04. Accumulated sales in the first nine months of 2006 amounted to 295 thousand tons, vs. 286 thousand tons in the same period of last year.
The average price of copper concentrate in 3Q06 hit US$ 2,333.33 per ton, its highest since the start-up of Sossego and more than double the US$ 958.33 per ton of 3Q05.
Copper revenues were US$ 280 million, US$ 188 million above 3Q05.
The volume of kaolin sold in 3Q06 amounted to 283 thousand tons, on a par with 3Q05, at 280 thousand tons. The average price obtained was US$ 187.28 per ton, 24.9% higher than in 3Q05. The sales of this product generated revenues of US$ 53 million, US$ 11 million more than in 3Q05.
Potash shipments amounted to a quarterly record of 291 thousand tons, representing growth of 47.7% compared to 3Q05 and 141% when compared with 2Q06. This mark was attained due to the expanded capacity of Taquari-Vassouras, and the recovery in demand for fertilizers as the crops in Brazil are planted in the second half of the year. Some of the increased sales were supported by the utilization of inventory accumulated at the beginning of the year.
The average price of potash was US$ 189.00 per ton in 3Q06, much the same as 2Q06 prices and 20.8% lower than 3Q05.
Sales of potash added US$ 55 million to CVRD revenues vs. US$ 47 million in 3Q05.
The adjusted EBIT margin of the non-ferrous minerals division went from 8.0% in 3Q05 to 53.2% in 3Q06, strongly influenced by increases in the price of copper concentrate.
3Q06

US GAAP
Adjusted EBITDA came to a record value of U$ 235 million in 3Q06, compared with US$ 36 million in 3Q05.
NON FERROUS MINERALS

	3Q05	2Q06	3Q06
Adjusted EBIT margin (%)	8.0	53.8	53.2
Adjusted EBITDA (US$ million)	36	175	235
Logistics services
The CVRD railroads — Carajás (EFC), Vitória a Minas (EFVM) and Centro-Atlântica (FCA) — transported 7.321 billion net ton-kilometers (ntk) of general cargo for clients in 3Q06, 6.0% less than the 7.789 billion ntk of 3Q05.
In the last two years, the deterioration of Brazil’s agricultural exports and the contraction of steel production, the main clients of our railroads, have a negative impact for the performance of our logistics business.
The main cargoes transported by the railroads in 3Q06 were steel industry inputs and products (43.3%), agricultural products (41.8%), fuel (6.9%) and building materials and forestry products (5.3%).
CVRD’s ports and terminals handled 8.197 million tons of general cargo vs. 8.349 million tons in 3Q05.
Logistics services generated revenues of US$ 383 million in 3Q06, 6.7% more than the US$ 359 million obtained in 3Q05. In the first nine months of the year, revenues came to US$ 1.034 billion, representing 14.0% growth over the US$ 907 million of 9M05.
Rail transport for clients produced revenues of US$ 278 million, port services US$ 67 million, and coastal shipping and port support services US$ 38 million.
Adjusted EBIT was 31.3% in 3Q06, vs. 27.6% in 3Q05, benefiting from the appreciation of the real.
Adjusted EBITDA hit a quarterly high of US$ 142 million in 3Q06, as against US$ 114 million in 3Q05.
LOGISTICS

	3Q05	2Q06	3Q06
Adjusted EBIT margin (%)	27.6	28.7	31.3
Adjusted EBITDA (US$ million)	114	135	142
VOLUME SOLD, PRICES AND REVENUES
VOLUME SOLD: IRON ORE AND PELLETS

						‘000 tons
	3Q05%		2Q06%		3Q06%
Iron ore	58,879	90.2	62,518	92.5	66,185	90.1
Pellets	6,381	9.8	5,065	7.5	7,252	9.9
Total	65,260	100.0	67,583	100.0	73,437	100.0
3Q06

US GAAP
VOLUME SOLD: MINERALS AND METALS

			‘000 tons
	3Q05	2Q06	3Q06
Manganese ore	271	198	224
Ferroalloys	131	144	131
Alumina	507	867	829
Primary aluminum	112	112	141
Bauxite	368	265	158
Potash	197	121	291
Kaolin	280	305	283
Copper concentrate	96	105	120
IRON ORE AND PELLET SALES BY REGION

						‘000 tons
	3Q05%		2Q06%		3Q06%
Americas	18,010	27.6	18,192	26.9	19,415	26.5
Brazil	14,749	22.6	14,607	21.6	15,139	20.6
Steel mills and pig iron producers	8,974	13.8	9,010	13.3	9,392	12.8
Pellet JV’s	5,775	8.8	5,597	8.3	5,747	7.8
USA	878	1.3	1,592	2.4	998	1.4
Others	2,383	3.7	1,993	2.9	3,278	4.5
Asia	24,988	38.3	30,395	45.0	32,946	44.8
China	14,301	21.9	19,967	29.5	19,956	27.2
Japan	6,330	9.7	6,057	9.0	7,588	10.3
South Korea	2,647	4.1	1,967	2.9	2,878	3.9
Others	1,710	2.6	2,404	3.6	2,524	3.4
Europe	18,884	29.0	16,579	24.5	18,019	24.6
Germany	6,124	9.4	5,093	7.5	5,633	7.7
France	2,977	4.6	2,290	3.4	3,320	4.5
Belgium	1,961	3.0	1,678	2.5	1,680	2.3
Italy	2,915	4.5	1,430	2.1	2,463	3.4
Others	4,907	7.5	6,088	9.0	4,923	6.7
Rest of the World	3,378	5.3	2,417	3.6	3,057	4.1
Total	65,260	100.0	67,583	100.0	73,437	100.0
LOGISTICS SERVICES – GENERAL CARGO

	3Q05	2Q06	3Q06
Railroads (million ntk)	7,789	7,365	7,321
Ports (thousand tons)	8,349	7,818	8,197
AVERAGE PRICES REALIZED

			US$/ton
	3Q05	2Q06	3Q06
Iron ore	35.07	39.52	43.95
Pellets	79.92	76.21	75.98
Manganese	73.80	55.56	75.89
Ferroalloys	618.32	805.56	916.03
Alumina	287.97	391.00	326.90
Aluminum	1,803.57	2,607.14	2,567.38
Bauxite	27.17	30.19	25.32
Potash	238.58	190.08	189.00
Kaolin	150.00	154.10	187.28
Copper concentrate	958.33	1,952.38	2,333.33
3Q06

US GAAP
GROSS REVENUE BY PRODUCT

						US$ million
	3Q05%		2Q06%		3Q06%
Ferrous minerals	2,706	75.0	3,011	69.8	3,626	71.6
Iron ore	2,065	57.2	2,471	57.3	2,909	57.4
Pellet plant operation services	19	0.5	17	0.4	19	0.4
Pellets	510	14.1	386	9.0	551	10.9
Manganese ore	20	0.6	11	0.3	17	0.3
Ferroalloys	81	2.2	116	2.7	120	2.4
Others	11	0.3	10	0.2	10	0.2
Non-ferrous minerals	181	5.0	275	6.4	388	7.7
Potash	47	1.3	23	0.5	55	1.1
Kaolin	42	1.2	47	1.1	53	1.0
Copper concentrate	92	2.5	205	4.8	280	5.5
Aluminum products	358	9.9	640	14.8	638	12.6
Primary aluminum	202	5.6	293	6.8	363	7.1
Alumina	146	4.0	339	7.9	271	5.3
Bauxite	10	0.3	8	0.2	4	0.1
Logistics services	359	9.9	362	8.4	383	7.6
Railroads	267	7.4	273	6.3	278	5.5
Ports	60	1.7	58	1.3	67	1.3
Shipping	32	0.9	31	0.7	38	0.8
Others	6	0.2	25	0.6	31	0.6
Total	3,610	100.0	4,313	100.0	5,066	100.0
PROFITABILITY AND CASH FLOW
ADJUSTED EBIT MARGIN BY BUSINESS AREA

	3Q05	2Q06	3Q06
Ferrous minerals	50.7%	48.4%	51.8%
Non-ferrous minerals	8.0%	53.8%	53.2%
Aluminum	25.3%	47.4%	35.1%
Logistics	27.6%	28.7%	31.3%
Total	40.8%	45.2%	46.3%
ADJUSTED EBITDA BY BUSINESS AREA

						US$ million
	3Q05%		2Q06%		3Q06%
Ferrous minerals	1,541	88.9	1,588	73.0	2,168	79.6
Non-ferrous minerals	36	2.1	175	8.0	235	8.6
Logistics	114	6.6	135	6.2	142	5.2
Aluminum	111	6.4	339	15.6	266	9.8
Others	(68)	(3.9)	(61)	(2.8)	(89)	(3.3)
Total	1,734	100.0	2,176	100.0	2,722	100.0
  BRUCUTU AND CARAJÁS 85 MTPY: DELIVERED
In September the new Brucutu mine started operations in the Southeastern System. CVRD has invested US$ 1.06 billion in this project, including the mine, the processing plant for hematite and itabirites and the logistics infrastructure. Brucutu starts life as the largest iron ore mine in the world in its initial stages, with a nominal production capacity of 30 million tons. Production is estimated at 12
3Q06

US GAAP
million tons in 2006, 23 million tons in 2007, and full capacity in 2008, supported by proven and probable reserves of 737 million tons.
The Carajás iron ore capacity expansion to 85 million tons per year also came on stream in 3Q06. The capex cost was US$ 291 million. The expansion of nominal capacity to 100 Mtpy continues under development and its conclusion is expected to 2007.
Carajás 85 Mtpy is the17th large project delivered since 2002, when construction of the São Luis pellet plant was completed.
Apart from Brucutu and Carajás 85 Mtpy, this year also saw the completion of the construction of the hydroelectric plant Capim Branco I, in the state of Minas Gerais, Brazil, and the expansion of the Alunorte alumina refinery, in the state of Pará, Brazil. Power generated by Capim Branco is destined to supply CVRD’s consumption needs. Stages 4 and 5 of the Alunorte alumina refinery added 1.835 million tons to our nominal production capacity.
Up to September 2006, CVRD has invested US$ 3.004 billion, 30.1% more than in the same period last year, US$ 2.309 billion. This amounted to 64.9% of capex budgeted for 2006, US$ 4.626 billion.
In the first nine months of this year US$ 1.825 billion was invested in projects, US$ 302 million in R&D, US$ 75 million in acquisitions (Mineração Rio Verde and Valesul) and US$ 803 million in maintenance of existing assets. Thus, 73.3% of investments were allocated to finance growth - projects, R&D and acquisitions.
If the stock merger of Caemi is taken into account, which required no cash disbursement since it was carried out through a share swap, investments in 2006 already total US$ 5.4 billion, and US$ 7.3 billion if we take the 12-month period ended September 30, 2006.
In 3Q06, CVRD investments amounted to US$ 1.060 billion, 29.6% above capex for 2Q06 (US$ 818 million), and 15.6% above 3Q05 (US$ 917 million).
US$ 794 million was invested in growth – projects, R&D and acquisitions – and US$ 267 million in maintenance of existing operations (stay-in-business capex).
CVRD invested US$ 121 million in R&D in 3Q06, compared to US$ 101 million in the previous quarter and US$ 110 million in 3Q05. These expenses were concentrated in the search for new copper, coal, nickel and manganese deposits and in project studies (conceptual, pre-viability and viability).
This quarter the Board of Directors approved the investment in the Onça Puma project, with an expected nominal capacity of 58,000 tons per year of nickel. Onça Puma is located in the state of Pará, Brazil. Construction began in July, the supply of the main equipment has already been contracted and there are 850 people working on the project. Estimated investment is US$ 1.437 billion, and start-up of operations is scheduled for the second half of 2008.
In the case of Vermelho, another CVRD nickel project in Carajás, with production capacity estimated at 46,000 tons per year of nickel cathode, licenses are still being obtained.

[3]	Reported values for CVRD investments represent effective cash disbursements. Therefore, reported investments in R&D are different from the accounting values mentioned in an earlier section of this press release.
3Q06

US GAAP
CVRD is developing the Itabiritos project in the Iron Quadrangle region, in the state of Minas Gerais, Brazil. This project encompasses the construction of a pellet plant with nominal capacity of 7 Mtpy, a processing plant and a small ore pipeline, with total capex budgeted at US$ 759 million.
Our affiliated company Samarco is also investing in the construction of its third pellet plant in the state of Espírito Santo, Brazil, with a nominal capacity of 7.6 million tons, which will boost its total capacity to 21.6 million tons of pellets per year. This project, budgeted at US$ 1.183 billion also includes a processing plant in Germano, in the state of Minas Gerais, and a second line for the present ore pipeline, connecting Germano to the maritime terminal of Ponta do Ubu, in Espírito Santo, where Samarco’s pellet plants are located.
Construction of Tubarão VIII has not yet begun owing to delays in obtaining the necessary licenses.
•	Current projects at implementation phase

		2006
		budget, US$
Area	Project	million	Status
	Expansion of capacity of Carajás iron ore mines to 100 Mtpy – Northern System	289	This project will increase CVRD’s annual output capacity by 15 million tons. The Ponta da Madeira maritime terminal is being expanded, with the increase of Pier III, a third ship loading unit and a fourth shipment line.

	Fazendão iron ore mine – Southern System	39	Project to produce 15.8 million tons of run-of-mine (ROM – unprocessed) iron ore per year. The project makes Samarco’s third pellet plant viable. Work will start in 2H06, for completion and operational start-up in 1Q08.

Ferrous minerals	Expansion of the Tubarão port – Southern System	20	Project to expand the conveyor belt systems, patio machinery and new storage platforms, adding 10 million tons per year to the port’s handling capacity – conclusion planned for 1Q07.

	Itabiritos	338	Construction of a pellet plant in Minas Gerais state, with nominal annual production capacity of seven million tons, and an iron ore concentration plant. Start-up planned for second half 2008.

	Tubarão VIII	31	Construction of pellet plant, with nominal production capacity of 7 Mtpy in the Tubarão complex. Subject to CVRD Board of Directors approval. Start-up planned for 2009.

Non-ferrous minerals	118 copper mine	21	This project will have capacity to produce 36,000 tons per year of copper cathode. Key equipment has been ordered and start-up is scheduled for first half 2009. Proceedings to obtain the license for the project are in progress.

	Vermelho nickel mine	97	Estimated production capacity is 46,000 tons of metallic nickel and 2,800 tons of cobalt per year. The main equipment has been ordered. EPCM (Engineering, Procurement, Construction Management) contracts were signed in December 2005. Procedures to obtain environmental license are in progress.
3Q06

US GAAP

		2006
		budget, US$
Area	Project	million	Status
	Onça Puma nickel mine	-	The project will have a nominal capacity of 58,000 tons per year of nickel. Construction began in July and the supply of the main equipment has already been contracted. The start-up of operations is scheduled for the second half of 2008.

	Paragominas I bauxite mine	210	The first phase of this mine will produce 5.4 million tons of bauxite per year starting in 1Q07. A 244-km ore pipeline will transport the bauxite to the Barcarena alumina refinery, in the Brazilian state of Pará – its construction is planned for completion in December 2006.

	Stages 6 and 7 of Alunorte – alumina	239	This project will increase Alunorte’s capacity to 6.26 Mtpy of alumina – conclusion is planned for 2Q08.

	Paragominas II bauxite mine	14	The second phase of Paragominas will add 4.5 Mtpy to the capacity of 5.4 Mtpy resulting from the first phase. Conclusion timetabled for 2Q08.

Logistics	Railroads (EFVM, EFC, FCA): acquisition of locomotives and wagons	379	In 2006, CVRD will acquire 22 locomotives, and 1,426 rail wagons – 150 for general cargo and 1,276 to carry iron ore. All the locomotives will be used to haul iron ore.

	Capim Branco II hydroelectric power plant	61	It is on the Araguari river in the state of Minas Gerais, and will have power generation capacity of 210MW. Its operation is timetabled for start-up in 1Q07.

Power generation	Estreito hydroelectric power plant	68	On the Tocantins river, on the border between the Brazilian states of Maranhão and Tocantins. Planned installed capacity of 1,087MW. Start of construction is planned for 2006, subject to obtaining installation license. First rotor is expected to start producing in second half 2009.

Steel holdings	Ceará Steel	11	Project for a steel slab plant in the state of Ceará in Brazil’s Northeast region, with nominal capacity for 1.5 million tons per year. Start-up planned for 2009.

	CSA	72	Project for a steel slab plant in the state of Rio de Janeiro, with nominal capacity for 5 million tons per year, and start-up in the first half of 2009.
TOTAL CAPEX BY BUSINESS AREA

				US$ million
By business area	3Q06		9M06
Ferrous minerals	486	45.8%	1.412	47.0%
Non-ferrous minerals	123	11.6%	300	10.0%
Logistics	107	10.1%	442	14.7%
Aluminum	215	20.3%	564	18.8%
Coal	23	2.2%	52	1.7%
Energy	17	1.6%	62	2.0%
Steel holdings	47	4.4%	61	2.0%
Other	42	4.0%	111	3.7%
Total	1,060	100.0%	3,004	100.0%
  CONFERENCE CALL AND WEBCAST
CVRD will hold a conference call and webcast on November 9, at 12:00 midday Rio de Janeiro time, 9:00 am US Eastern Standard Time, 2:00 pm UK time. Instructions for participation are on the website www.cvrd.com.br, under Investor Relations. A recording will be available on CVRD’s site for 90 days from November 9.
3Q06

US GAAP
  FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see CVRD quarterly financial statements on www.cvrd.com.br, under Investor Relations.
INCOME STATEMENTS

			US$ million
	3Q05	2Q06	3Q06
Gross operating revenues	3,610	4,313	5,066
Taxes	(165)	(167)	(214)
Net operating revenue	3,445	4,146	4,852
Cost of goods sold	(1,645)	(1,884)	(2,181)
Gross profit	1,800	2,262	2,671
Gross margin (%)	52.2	54.6	55.0
Selling, general and administrative expenses	(160)	(212)	(167)
Research and development expenses	(104)	(101)	(134)
Employee profit-sharing	(24)	(35)	(34)
Others	(107)	(41)	(88)
Operating profit	1,405	1,873	2,248
Financial revenues	36	45	59
Financial expenses	(216)	(245)	(172)
Monetary variation	163	28	38
Gains on sale of affiliates	126	338	16
Tax and social contribution (Current)	(172)	(158)	(419)
Tax and social contribution (Deferred)	(102)	(80)	71
Equity income and provision for losses	194	184	187
Minority shareholding participation	(117)	(105)	(124)
Net earnings	1,317	1,880	1,904
Earnings per share (US$)	0.57	0.77	0.79
BALANCE SHEET

			US$ million
	09/30/05	06/30/06	09/30/06
Assets
Current	5,006	6,313	7,579
Long-term	2,078	2,619	2,852
Fixed	15,019	20,550	21,117
Total	22,103	29,482	31,548
Liabilities
Current	2,964	3,652	3,854
Long term	6,934	8,622	8,814
Shareholders’ equity	12,205	17,208	18,880
Paid-up capital	6,366	8,893	8,617
Reserves	5,839	8,315	10,263
Total	22,103	29,482	31,548
3Q06

US GAAP
CASH FLOW

			US$ million
	3Q05	2Q06	3Q06
Cash flows from operating activities:
Net income	1,317	1,880	1,904
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	171	205	232
Dividends received	158	98	242
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(194)	(184)	(187)
Deferred income taxes	102	80	(71)
Provisions for contingencies	10	19	23
Gain on sale of investment	(126)	(338)	(16)
Foreign exchange and monetary losses	(201)	(75)	25
Net unrealized derivative losses	66	51	(75)
Minority interest	117	105	124
Net interest payable	12	40	(55)
Others	3	(21)	1
Decrease (increase) in assets:
Accounts receivable	281	(346)	(291)
Inventories	(44)	(23)	34
Others	(441)	(38)	10
Increase (decrease) in liabilities:
Suppliers	(21)	103	28
Payroll and related charges	22	47	47
Income Tax	396	175	112
Others	161	(34)	88
Net cash provided by operating activities	1,788	1,744	2,175
Cash flows from investing activities:
Loans and advances receivable	26	(34)	26
Guarantees and deposits	(32)	(12)	(26)
Additions to investments	—	(2)	(57)
Additions to property, plant and equipment	(1,302)	(961)	(834)
Proceeds from disposals of investment	126	418	—
Proceeds from disposals of property, plant and equipment	1	29	11
Net cash used to acquire subsidiaries	—	—	(6)
Net cash used in investing activities	(1,181)	(562)	(886)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(194)	(65)	213
Loans	(17)	30	(18)
Long-term debt	22	4	12
Equities in Treasury	—	(25)	(276)
Repayment of long-term debt	(156)	(200)	(206)
Interest attributed to shareholders	—	(669)	(37)
Net cash used in financing activities	(345)	(925)	(312)
Increase (decrease) in cash and cash equivalents	262	257	977
Effect of exchange rate changes on cash and cash equivalents	17	(7)	20
Cash and cash equivalents, beginning of period	956	1,644	1,894
Cash and cash equivalents, end of period	1,235	1,894	2,891
Cash paid during the period for:
Interest on short-term debt	(1)	(5)	(2)
Interest on long-term debt	(71)	(73)	(146)
Income tax	(202)	(31)	(247)
Non-cash transactions
Income tax paid with credits	(16)	(40)	(56)
Interest capitalized	(10)	(31)	(34)
3Q06

US GAAP
  APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT

			US$ million
	3Q05	2Q06	3Q06
Net operational revenue	3,445	4,146	4,852
Cost of goods sold	(1,645)	(1,884)	(2,181)
Sales, general and administrative expenses	(160)	(212)	(167)
Research and development	(104)	(101)	(134)
Other operational expenses	(131)	(76)	(122)
Adjusted EBIT	1,405	1,873	2,248
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

			US$ million
	3Q05	2Q06	3Q06
Operational cash flow	1,788	1,744	2,175
Income tax	172	158	419
FX and monetary losses	38	47	(63)
Financial expenses	168	160	168
Net working capital	(354)	116	(28)
Other	(78)	(49)	51
Adjusted EBITDA	1,734	2,176	2,722
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT

			US$ million
	3Q05	2Q06	3Q06
Gross debt	3,942	5,883	5,870
Cash and cash equivalents	1,235	1,894	2,891
Net debt	2,707	3,989	2,979
3Q06

US GAAP
(d) Total debt / Adjusted LTM EBITDA

	3Q05	2Q06	3Q06
Total debt / Adjusted LTM EBITDA (x)	0.68	0.80	0.71
Total debt / LTM operational cash flow (x)	0.84	1.07	0.99
(e) Adjusted LTM EBITDA / LTM interest payments

	3Q05	2Q06	3Q06
Adjusted LTM EBITDA / LTM interest payments (x)	21.03	23.76	21.63
LTM operational profit / LTM interest payments (x)	17.49	19.72	18.02
(f) Total debt/Enterprise value

	3Q05	2Q06	3Q06
Total debt / EV (%)	7.61	9.84	11.06
Total debt / total assets (%)	17.83	19.95	18.61
Enterprise value = Market capitalization + Net debt
IMPORTANT INFORMATION
This press release may be deemed to be solicitation material in respect of CVRD’s tender offer for the shares of Inco. On August 14, CVRD filed a tender offer statement on Schedule TO (containing an offer to purchase and a takeover bid circular) with the United States Securities and Exchange Commission (“SEC”). CVRD, if required, will file other documents regarding the tender offer with the SEC.
INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TAKEOVER BID CIRCULAR, THE SCHEDULE TO AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER FOR COMMON SHARES OF INCO. These documents will be available without charge on the SEC’s website at www.sec.gov. Free copies of the documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O.Box 361, Toronto, Ontario, M5X 1E2, by telephone to 1-866-381-4105 (North American Toll Free) or 416-867-2272 (Overseas), or by email to: contactus@kingsdaleshareholder.com.
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.
3Q06

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: November 08, 2006	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations